NO ACT

PE
12-20-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005079

Received

FEB 12 2014

Washington, DC 20549

February 12, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-12-14

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Re: Citigroup Inc.
Incoming letter dated December 20, 2013

Dear Ms. Dropkin:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to Citigroup by CtW Investment Group. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Dieter Waizenegger
CtW Investment Group
dieter.waizenegger@changetowin.org

February 12, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 20, 2013

The proposal relates to a report.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Citigroup failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Citigroup's request for additional information from the proponent. Accordingly, unless the proponent provides Citigroup with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

Citigroup Inc.
601 Lexington Avenue, 19th floor
New York, NY 10022

December 20, 2013

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from CtW Investment Group

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by CtW Investment Group (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2014 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2014 annual meeting of stockholders.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(f) because the Proponent has not satisfied the minimum ownership requirements imposed by Rule 14a-8(b).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2014 Proxy Materials. The Proponent's address and telephone number are set forth below.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2014 Proxy Materials. The Company intends to file its 2014 Proxy Materials on or about March 12, 2014 and we plan to start printing the Notice of Internet Availability of Proxy Materials on or about March 6, 2014.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin

Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: CtW Investment Group
c/o Michael Pryce-Jones
1900 L Street NW, Suite 900
Washington, DC 20036
202-262-7437 (t)

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE

CtW Investment Group

Sent via:
Fax - 212-793-3946
Email - investorrelations@citi.com
Overnight delivery

November 13, 2013
Citigroup Inc.

Attn: Corporate Secretary/General Counsel
Citigroup Inc.
399 Park Avenue,
New York, NY 10043

Dear Mr. Rohan Weerasinghe:

On behalf of the CtW Investment Group ("CtW"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Citigroup Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

CtW is the beneficial owner of approximately 60 shares of the Company's common stock, approximately 60 of which have been held continuously for more than a year prior to this date of submission. The Proposal concerns disclosure of the Company's spending on certain political activities.

CtW intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact my colleague Mr. Michael Pryce-Jones, Senior Analyst at 202-262-7437. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Pryce-Jones in care of the CtW Investment Group, 1900 L St. NW, Suite 900, Washington, DC 20036.

Sincerely,

Dieter Waizenegger
Director, CtW Investment Group

1900 L Street NW, Suite 900 Washington, DC 20036 |
202-721-6060
www.ctwinvestmentgroup.com

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and, therefore, have a strong interest in full disclosure of our company's lobbying to evaluate whether our it is consistent with our company's expressed goals and in the best interests of stockholders and long-term value;

Resolved, the stockholders of Citigroup, Inc. ("Citigroup") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Citigroup used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Citigroup's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Citigroup is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Citigroup's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. Citigroup's lobbying around Dodd-Frank laws has drawn attention, with Citigroup's lobbyists reportedly drafting more than 70 of the 85 lines of a House bill on derivatives ("House Votes to Repeal Dodd-Frank Provision," *New York Times*, Oct. 30, 2013). Citigroup is listed as a member of the Business Roundtable and the Financial Services Roundtable, which together spent more than $41 million lobbying in 2011 and 2012. Citigroup does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Absent a system of accountability, company assets could be used for objectives contrary to Citigroup's long-term interests.

Citigroup spent approximately $10.5 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). This figure does not include Citigroup's lobbying expenditures to influence legislation in states. Citigroup lobbies at the state level with at least 507 lobbyists in 45 states since 2003 (National Institute on Money in State Politics).

We urge stockholders to vote for this proposal.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

VIA UPS

November 13, 2013

CtW Investment Group
1900 L Street, N.W., Suite 900
Washington, DC 20036
Attention: Michael Pryce-Jones

Dear Mr. Pryce-Jones:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the CtW Investment Group for submission to Citigroup's stockholders at the Annual Meeting in April 2014.

Please note that you are required to provide Citigroup with a written statement from the record holder of CtW Investment Group's securities that CtW Investment Group has held Citigroup stock continuously for at least one year as of the date you submitted the proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal urges the Board of Directors of the Company (the "Board") to prepare a report on certain lobbying activity.[1] The Company believes the Proposal may be excluded from the 2014 Proxy Materials because the Proponent does not satisfy the minimum ownership requirements to submit a Proposal under Rule 14a-8(b), and therefore the Proposal is excludable under Rule 14a-8(f).

THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(f) BECAUSE THE PROPONENT DOES NOT MEET THE MINIMUM OWNERSHIP REQUIREMENTS OF RULE 14a-8(b).

Rule 14a-8(f) permits a company to exclude a proposal from its proxy materials if: the proponent does not satisfy the eligibility requirements set forth in Rule 14a-8(b), the company notifies the proponent of the deficiency within 14 days of receiving the proposal and the proponent does not send to the company a response to correct the deficiency within 14 days of receipt of the company's deficiency notice. Each of these requirements has been satisfied here.

The Proponent is not a record holder of any Company stock and has not provided proof of beneficial ownership in accordance with Section 14a-8(b)(2).

---

[1] The Proposal reads in part:

> **Resolved,** the stockholders of Citigroup, Inc. ("Citigroup") request that the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
>
> 2. Payments by Citigroup used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
>
> 3. Citigroup's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

The full Proposal and supporting statement are attached hereto.

The Company notified the Proponent of the eligibility deficiency in a letter addressed to the Proponent, which was sent to the Proponent via UPS, on November 13, 2013, which was the same day the Company received the Proposal. A UPS document (attached in Enclosure 1) confirms that the Company's deficiency letter was delivered on November 14, 2013. The Company's letter notified the Proponent of the eligibility requirements, informed the Proponent that it could remedy the defect by providing the Company proof of ownership of Company's stock and informed the Proponent that it must provide this additional proof of ownership to the Company within 14 days of receipt of the letter. A copy of this correspondence is included in Enclosure 1 of this letter.

To date, the Proponent has not replied with proof of ownership of Company stock.

The Staff has, on several occasions, granted no-action relief where, as here, a proponent fails to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f),[2] and more specifically where, as here, the proponent fails to respond to a company's request for documentary support of ownership to determine whether the proponent is eligible to submit a proposal under Rule 14a-8(b).[3] The Company notes that the Proponent is an experienced Rule 14a-8 proponent and, accordingly, should be familiar with the Rule's requirements with respect to providing the appropriate documentation of its ownership.[4]

Because the Proponent has not provided satisfactory evidence of the required minimum ownership of Company stock, the Company requests that the Staff concur that the Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(f) for failure to satisfy the ownership requirements of Rule 14a-8(b).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f).

7849660

---

2 *See General Electric Co.* (avail. Dec. 31, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo Inc.* (avail. Mar. 29, 2007).

3 *Peregrine Pharmaceuticals, Inc.* (avail. July 15, 2013); *CBS Corp.* (avail. Mar. 7, 2013); *MainSource Financial Group, Inc.* (avail. Jan. 6, 2012); *General Electric Co.* (Dec. 31, 2008); *Torotel Inc.* (avail. Aug. 29, 2007); *Dell Inc.* (avail. Apr. 2, 2007).

4 *See, e.g., Goldman Sachs Group Inc.* (avail. Mar. 5, 2013) (stockholder proposal submitted by the Proponent); *Morgan Stanley* (avail. Mar. 12, 2013) (same); *Walgreen Co.* (Oct. 30, 2013) (same).